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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                           FORM RW


         REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT
                UNDER THE SECURITIES ACT OF 1933


                  Date of report: October 6, 1995



                        USAir Group, Inc.
                (Commission file number: 1-8444)

                               and

                           USAir, Inc.
                (Commission file number: 1-8442)
   (Exact names of registrants as specified in their charters)



        Delaware                       USAir Group, Inc. 54-1194634
(State of Incorporation                USAir, Inc.       53-0218143
  of both registrants)        (I.R.S. Employer Identification Nos.)



                        USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
            (Address of principal executive offices)
                         (703) 418-5306
                 (Registrant's telephone number)



                           USAir, Inc.
             2345 Crystal Drive, Arlington, VA 22227
            (Address of principal executive offices)
                         (703) 418-7000
                 (Registrant's telephone number)





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                            NARRATIVE

USAir Group, Inc. (the "Company") and USAir, Inc. ("USAir") request that the Commission permit the withdrawal of Form S-3 Registration Statement, file number 33-53070, which was filed October 2, 1992 and last amended April 2, 1993. The Company no longer intends to pursue the offering of the Secured Equipment Notes covered by the Registration Statement, which were to be secured by, among other things, a security interest in Boeing 737-200 Advanced aircraft, Boeing 737-300 aircraft and McDonnell Douglas MD-80 aircraft (the "Aircraft"). The Company does not believe that it would be desirable or feasible in the near term to encumber the Aircraft through the consummation of the sale of the Secured Equipment Notes. See letter dated October 4, 1995 to Jeffrey P. Riedler, Branch Chief of the Securities and Exchange Commission, attached as an exhibit hereto.



                            SIGNATURES

     Pursuant to the requirements of the Securities and Exchange
Act of 1933, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly autho-rized.

                               USAir Group, Inc.



Date: October 6, 1995     By: /s/ James T. Lloyd
                              ---------------------------------
                              James T. Lloyd
                              Executive Vice President,
                              General Counsel and Secretary


                              USAir, Inc.



Date: October 6, 1995     By: /s/ James T. Lloyd
                              ---------------------------------
                              James T. Lloyd
                              Executive Vice President and
                              General Counsel








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                            Exhibit



                                   October 4, 1995


Jeffrey P. Riedler
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  USAir, Inc.
          USAir Group, Inc.
          Form S-3 Registration Statement
          Filed October 2, 1992; Last amended April 2, 1993
          File No. 33-53070


Dear Mr. Riedler:

          Reference is made to your letter dated September 11, 1995 to Mr. Frank L. Salizzoni of USAir, Inc. (the "Company") regarding the above-referenced registration statement (the "Registration Statement"). In accordance with your request in the September 11, 1995 letter and Rule 477 under the Securities Act of 1933, the Company requests that the Commission permit it to withdraw the Registration Statement. As you noted in your September 11, 1995 letter, it has been in excess of nine months since the most recent date of filing.

          The Company no longer intends to pursue the offering of the Secured Equipment Notes covered by the Registration Statement, which were to be secured by, among other things, a security interest in Boeing 737-200 Advanced aircraft, Boeing 737-300 aircraft and McDonnell Douglas MD-80 aircraft (the "Aircraft"). As described in the Company's letter to you dated April 7, 1994, until April 1993, when the Registration Statement was last amended, the Company intended to proceed expeditiously with the offer and sale of the Secured Equipment Notes. After that time, management of the Company decided that it was more desirable to pursue and consummate public offerings of other securities of the Company and its parent, USAir Group, Inc., as detailed in the April 7, 1994 letter. The Company does not believe that it would be desirable or feasible in the near term to encumber the Aircraft through the consummation of the sale of the Secured Equipment Notes.

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
Jeffrey P. Riedler
Securities and Exchange Commission
Re: File No. 33-53070
October 4, 1995
Page Two




          Please contact me if you have any questions.


                                   Very truly yours,



                                   /s/ James T. Lloyd